

Lumibird Medical Acquisition

Expanding IPG Medical Platform

Conference Call on July 17, 2026 8:00 am ET

By phone

877-407-6184 in the US or

201-389-0877 internationally

A live webcast of the call will be available and

archived on the investor relations section of the

Company's website at investor.ipgphotonics.com

Forward-looking Statements



This presentation contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed acquisition of Lumibird Medical, the anticipated timing and completion of the transaction, the expected benefits of the transaction, including anticipated financial and strategic benefits, and the Company's future performance, plans and opportunities. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to completion of the information and consultation process with Lumibird Medical's works council, execution of definitive transaction agreements, receipt of required regulatory approvals, satisfaction of customary closing conditions, the ability to successfully integrate Lumibird Medical and realize anticipated benefits, and the other risks described in IPG's Annual Report on Form 10-K and other filings with the SEC. There can be no assurance that the proposed transaction will be completed on the anticipated timeline or at all. Forward-looking statements speak only as of the date of this presentation, and IPG undertakes no obligation to update them except as required by law.

Readers are encouraged to refer to the risk factors described in the Company's Annual Report on Form 10-K and its periodic reports filed with the SEC, as applicable. Actual results, events and performance may differ materially. Readers are cautioned not to rely on the forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Key Messages

Acquiring
Lumibird Medical
to Expand Medical Laser
Growth Platform



Accelerates IPG's strategic evolution

Expands the Advanced Solutions portfolio into higher-growth and higher-margin, medical markets with durable demand



Delivers financial benefits

Adds a high-margin business that is expected to be accretive to margins, EBITDA, and adjusted EPS



Creates a scaled medical laser platform

Establishes leadership in Ophthalmology laser treatment and diagnostic systems, complementing IPG's growth in Urology and increasing addressable market by approximately $1 billion



Expands long-term value creation opportunities

Leverages IPG's laser, photonics and applications expertise to drive innovation and broaden commercial reach




Acquisition Advances IPG's Strategic Goals

Executing focused strategy for sustained value creation

Strategic Growth Initiatives

Building upon our strong foundation in **Industrial Solutions**

Expanding our leadership in laser technology in **Advanced Solutions**



One-IPG Operating Model

Transforming into an organization positioned for maximizing growth and profit opportunities ahead

Sustained Value Creation

Growth strategy supported by operational excellence and self-sustaining Innovation Engine

Growing profitably to maximize stakeholder value




Accelerates IPG's Strategic Expansion in Advanced Solutions

Expanding our leadership in Advanced Solutions

- Creates broader medical laser portfolio, spanning the three leading medical laser specialties: Ophthalmology, Urology, and Dermatology

- Leverages IPG's laser and photonics expertise across complementary customer base

- Adds differentiated technologies, regulatory experience, and clinical capabilities

Attractive Medical Opportunity in Ophthalmology

- Favorable long-term demand supported by demographic trends:
  - Aging population
  - Growing demand for vision care
  - Rising healthcare expenditures and access to advanced care

- Premium margins driven by differentiated technology and clinical performance

- Brand trust, clinical validation, and regulatory requirements reinforce durable market positions

The New IPG Photonics



Includes ~$204M[1] in Medical sales

16%
84%
2025 IPG

26%
74%
2025 Pro Forma

- Advanced Solutions
- Industrial Solutions

Acquisition strengthens IPG's position in attractive medical laser markets

[1]For fiscal year 2025 ended 12/31/2025. Includes $74M from IPG Medical and €112.2M from Lumibird Medical at US$1=euro 0.86.



Transaction Overview



Accretive to gross margin, EBITDA, and adjusted EPS

Consideration and Valuation	• Purchase price of €300 million represents 15.9x adjusted EBITDA for FY2025[1] • Contingent earnout up to €50 million based on financial performance in FY2026 and 2027
Expected Financial Benefits	• Acquisition of high-margin business that will be accretive to gross margin, EBITDA, and adjusted EPS • Longer-term opportunity to accelerate profitable growth through co-development of new products and integration of IPG-sourced lasers, optics, and components
Funding	• Funded through cash on hand • Maintains strong balance sheet and go-forward financial flexibility
Timing and Approvals	• Consultation process with Lumibird Medical's works council • Subject to regulatory approvals and customary closing conditions • Expected to close in Q4 2026

1) Adjusted EBITDA has been reconciled to U.S.GAAP. See appendix.




Lumibird Medical At-a-Glance

Acquiring a global leader in medical lasers for ophthalmology applications

Highlights:

- Designs and produces medical diagnostic and treatment solutions for ophthalmology

- Established leader with strong brand recognition, broad product portfolio, and >80,000 global installed systems

- Robust R&D organization and capabilities with >50 employees

- Significant IP portfolio with patents and proprietary technology

- Highly experienced management team with technical and operational expertise

Net Sales Mix[1]




GEOGRAPHY

- 13% RoW
- 28% Asia
- 27% North America
- 32% Europe



€112.2M	16.8%	3	450+
Net Sales[2]	Adj. EBITDA Margin[2, 3]	Facilities	Employees

1) China sales accounted for ~5%.
2) Financial information for Lumibird Medical is derived from Lumibird Medical's historical financial statements prepared in accordance with IFRS for the fiscal year ended December 31, 2025.
3) Adjusted EBITDA margin represents adjusted EBITDA divided by net sales. See appendix for reconciliation of Lumibird Medical's historical IFRS financial information to the adjusted EBITDA measure presented herein.



Creates a Scaled Medical Laser Platform



Adds ~$1B in addressable market opportunity with leadership in specialized Ophthalmology market[1]

	DIAGNOSIS	LASER TREATMENTS	LASER TREATMENTS – ANTERIOR CHAMBER LASERS	LASER TREATMENTS – ANTERIOR CHAMBER LASERS	
	ULTRASOUND	**RETINA LASERS**	**CATARACT**	**GLAUCOMA**	**DRY EYE**
Description	Visualization of ocular anatomy and pathology	Treat exudative conditions and retinal detachments, tears, and holes	Clear opacification of intraocular lens	Decrease intraocular pressure	Diagnose and treat dry eyes, often caused by meibomian gland issues
Global Market Position	#1	#1	#1		Developing Market
Competitive Advantages	✓ Superior image quality ✓ Intuitive, user-friendly software	✓ Wide wavelengths range ✓ Tailored for diverse treatment needs	✓ Only technology on market to prevent intraocular lens pitting	✓ Leading SLT laser ✓ Broadest range of treatment options	✓ Qualify and quantify through imaging and AI ✓ Holistic long-term treatment
Key Customers	Public & Private Hospitals; Ambulatory Surgery Centers; Ophthalmologists; Foundations; Optometrists; Opticians				
Brands	Quantel medical BY LUMIBIRD MEDICAL	Quantel medical BY LUMIBIRD MEDICAL; ellex BY LUMIBIRD MEDICAL	Quantel medical BY LUMIBIRD MEDICAL; ellex BY LUMIBIRD MEDICAL; OPTOTEK MEDICAL BY LUMIBIRD MEDICAL		Quantel medical BY LUMIBIRD MEDICAL

Lumibird Medical is a global partner of choice for ophthalmology

1) Does not include lasers for LASIK





Enables Long-term Value Creation

Combines complementary strengths to enhance growth profile

	IPG	**LUMIBIRD MEDICAL**	**COMBINED STRENGTH**
Product Portfolio	Leader in thulium laser systems for urology and OEM lasers for dermatology	Leader in ophthalmology diagnostics and treatment	Builds long growth runway with greater commercial reach, clinical credibility and product management depth, and cross-specialty innovation opportunities
Global Reach	Global manufacturing footprint with US regulatory, clinical, and compliance experience	Global distribution with European regulatory, clinical, and compliance experience	
Innovative Technology	Lasers, photonics and medical applications expertise to deliver clinically meaningful patient outcomes	Comprehensive solutions to enhance diagnosis and treatment	

CORE STRENGTH

Acquisition creates strong platform for durable, profitable growth



Summary

Acquiring
Lumibird Medical
to Expand Medical Laser
Growth Platform



Accelerates IPG's strategic evolution
Expands the Advanced Solutions portfolio into higher-growth and higher-margin, medical markets with durable demand



Delivers financial benefits
Adds a high-margin business that is expected to be accretive to margins, EBITDA, and adjusted EPS



Creates a scaled medical laser platform
Establishes leadership in Ophthalmology laser treatment and diagnostic systems, complementing IPG's growth in Urology and increasing addressable market by approximately $1 billion



Expands long-term value creation opportunities
Leverages IPG's laser, photonics and applications expertise to drive innovation and broaden commercial reach



Appendix

Illustrative reconciliation of IFRS EBITDA to adjusted EBITDA reflecting estimated IFRS/U.S. GAAP accounting differences

FY 2025 in millions	Euro	USD
Revenue	**112.2**	**$130.5**
Reported "IFRS" EBITDA	**24.1**	**$28.0**
IFRS 16 Lease charges	(0.6)	$(0.7)
Capitalization of R&D	(4.2)	$(4.9)
Other, net	(0.4)	$(0.5)
Adjusted EBITDA	**18.9**	**$22.0**
Adj. EBITDA Margin	16.8%	16.8%
Purchase Price	**300.0**	**$348.8**
EV/EBITDA Multiple	**15.9x**	**15.9x**

Financial information for Lumibird Medical is derived from Lumibird Medical's historical financial statements prepared in accordance with IFRS for the fiscal year ended December 31, 2025.

The adjustments reflected in this reconciliation represent management's unaudited estimates of the primary identified differences between IFRS and U.S. GAAP based on information currently available to the Company. Lumibird Medical does not prepare financial statements in accordance with U.S. GAAP, and this reconciliation is not intended to represent a complete U.S. GAAP presentation or reconciliation.

Use of Non-GAAP Adjusted Financial Information
We refer to certain financial measures that are not recognized under United States generally accepted accounting principles (“GAAP”) and are provided as supplemental information to enhance understanding of the Company’s financial performance. Such non-GAAP financial measures should not be considered superior to, as a substitute for or alternative to, and should be considered in conjunction with, the GAAP financial measure presented by the Company.

US$1=euro 0.86

Contact

Eugene Fedotoff

Senior Director, Investor Relations

IPG Photonics Corporation

508-597-4713

efedotoff@ipgphotonics.com